07068058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

MIDAS TOUCH INTERNATIONAL HOLDINGS INC.

(Exact name of issuer as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Aaron Chaze or Nitin Amersey,
300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2711

(Primary Standard Industrial Classification Code Number)

20-3499878
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I – Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
5 Appleshire Ct.
Freeland, MI 48623

Mr. Aaron-Chaze, President, Chief Operating Officer and Director
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
3050 Orleans Road, #32
Mississauga, ON L5L 5P7, Canada

b. the issuer's officers;

Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
5 Appleshire Ct.
Freeland, MI 48623

Mr. Aaron Chaze, President, Chief Operating Officer and Director
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
3050 Orleans Road, #32
Mississauga, ON L5L 5P7, Canada

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Mr. Aaron Chaze, President, Chief Operating Officer and Director, owns Ten Million (10,000,000) shares of common stock of the Company and One Million (1,000,000) shares of preferred stock of the Company (49.48% of the total issued and outstanding in common shares and 50% of the total issued and outstanding in preferred shares). Ninety seven thousand, five hundred (97,500) shares of common stock are issued to Ferzana Chaze and Two thousand five hundred (2,500) shares of common stock are issued to Sanaya Chaze, both parties are related to Mr. Chaze.

Triad Trading Ventures owns Nine Million Nine Hundred Fifty Thousand (9,950,000) shares of common stock of the Company (49.23% of the total issued and outstanding).

As of this date, Mr. Nitin Amersey, Chairman, Chief Executive Officer, Secretary, Treasurer and Director, owns Fifty thousand (50,000) shares of common stock of the Company and One Million (1,000,000) shares of preferred stock of the Company (0.25% of the total issued and outstanding in common shares and 50% of the total issued and outstanding in preferred shares).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Mr. Aaron Chaze, President, Chief Operating Officer and Director, (See Item 1(d) above).

Triad Trading Ventures (See Item 1 (d) above).

Mr. Nitin Amersey, Chairman, Chief Executive Officer, Secretary, Treasurer and Director, (See Item 1(d) above).

f. promoters of the issuer:

None

g. affiliates of the issuer:

Mr. Aaron Chaze, President, Chief Operating Officer and Director, (See Item 1(d) above).

Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors, (See Item 1(d) above).

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005 Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer; **Midas Touch International Holdings Inc.**

Names/Identities of Persons to whom Securities Issued	Title of Security COMMON	Amount of Securities Issued	Issue Date	Aggregate Price of Security
Aaron Chaze	Common	250,000	4/10/07	$2,500.00
Aaron Chaze	Common	9,583,500	4/12/07	$95,835.00
Aaron Chaze	Common	66,500	4/19/07	$665.00
Triad Trading Ventures	Common	9,900,000	4/12/07	$99,000.00
TOTAL Common shares		19,800,000		$198,000.00

Names/Identities of Persons to whom Securities Issued	Title of Security PREFERRED	Amount of Securities Issued	Issue Date	Aggregate Price of Security
Nitin Amersey	Preferred	1,000,000	4/12/07	$10,000.00
	Preferred	1,000,000	4/12/07	$10,000.00
TOTAL Preferred shares		2,000,000		$20,000.00

(2) the title and amount of securities issued;

See Table in Item 5 (1) above.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

See Table in Item 5 (1) above.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Table in Item 5 (1) above.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The transactions described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the

purchasers of each security were sophisticated and accredited investors; (iv) the offerings were not a "public offering" as defined in Section 4(2) due to the insubstantial numbers of persons involved in such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: Midas Touch International Holdings Inc.

(b) The Mailing address of the issuer's principal executive office: 300 Center Ave., Suite 202, Bay City, MI 48708 Telephone: 989-509-5924

(c) Date of Offering Circular: May 30, 2007

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were Twenty Million Two Hundred Nine Thousand Four Hundred Forty (20,209,440) shares of Common Stock outstanding that were held of record.

Preferred Stock: As of the date of this registration statement, there were Two Million (2,000,000) shares of Preferred Stock outstanding that were held of record.

There will be a maximum of Thirty Million Two Hundred Nine Thousand Four Hundred Forty (30,209,440) shares of Common Stock and Two Million (2,000,000) shares of Preferred Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2:

	Price to public	**Underwriting discount and commissions**	**Proceeds to issuer or other person***
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	10,000,000		
Total	$5,000,000	N/A	$5,000,000

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public: August 15, 2007.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 5,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 78 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	10,000,000		
Total	$5,000,000	N/A	$5,000,000

Item 3. Summary of Information Risk Factors and Dilution

Summary

Exact corporate name:	Midas Touch International Holdings Inc.
State and date of incorporation:	Nevada, August 30, 2005
Street address of principal office:	300 Center Ave., Suite 202, Bay City, MI 48708
Company Telephone Number:	989-509-5924
Fiscal year:	June 30

Person(s) to contact at Company with respect to offering: Aaron Chaze or Nitin Amersey
Telephone Number (if different from above):

Midas Touch International Holdings Inc. ("Midas" or the "Company") formerly known as Midas Touch Global Media Corp., is a publishing company that seeks to publish original content through traditional media, a newspaper and a newsletter and through its Internet Web site(s) and aims to distribute them globally delivered to a subscriber base. The Company aims to provide alternative news content to a targeted audience of discerning readers in America and Canada (North America) i.e. financial readers in North America that would be intrigued with the opportunities in the key emerging economies of India, China, Brazil and Russia and would like to know how to capitalize on them.

Midas intends to sell these economies as the best investment destinations of the 21st century. The Company aims do this by utilizing both the print as well as the online medium in order to capture as much of the target audience as possible. Among these products are a bi-monthly newspaper/news magazine in print distributed in key cities in North America and a suite of investment newsletters with varying frequencies and a strong web presence.

The subsidiaries of Midas Touch International Holdings Inc. are Midas Touch Global Media Corporation, Midas Touch Investment Management Inc., and Midas Touch India Inc.

Midas Touch Global Media Corporation (MTGM) will house the media products such as the online suite of newsletters as well as the relevant print publications that will cater to the investor community's requirement of value added information and analyses of the four key emerging market economies, India, China, Brazil and Russia (also commonly referred to as the BRIC economies). The company is in dialogue with prominent personalities within North America and outside (mainly in these four BRIC economies) to contribute editorial content to the newsletter and to assist the company in developing other products and revenue streams that are related and relevant to the publishing industry.

Midas Touch Investment Management Inc, proposes to enter the investment management businesses where the company will act as an investment manager to funds being invested in India.

There are numerous publishing opportunities in India, which is a very strong market for English language media products both in the print and online space. Midas Touch India Inc, will be the principal company through which these investments will be made in India. The company has a dual strategy with regards to building a presence in this market. One, it will establish media products with an online presence in the Indian market thus establishing its own brands and two, it will seek to acquire a controlling interest in existing smaller media companies that have magazine and newsletter brands that have a reasonably good traction within the Indian investment community. This dual strategy will help the company establish itself quickly as a preeminent supplier of high quality investment news in what is a fast growing and very exciting market.

The Company is a Nevada corporation with corporate headquarters at 300 Center Ave., Suite 202, Bay City, MI 48708.

A maximum of 10,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $5,000,000 will be received from the offering. The insiders will hold 20,000,000 (62.09% of the Outstanding) Common Shares and 2,000,000 (100% of the Outstanding) Preferred Shares. This means that about 37.91% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

<u>Risk Factors</u>

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

The Offering is made on a "best effort" basis, there can be no assurance that any or all of the Shares will be sold: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company has limited operating history. There is no assurance that the Company will be profitable in the future: The Company was incorporated in August 30, 2005. Our business is difficult to evaluate because we have a limited operating history. In considering whether to invest in the Company's common stock, you should consider that there is limited historical financial and operating information available on which to base your evaluation of our performance. We expect losses to continue into the future and do not expect positive cash flow from operations in the near term and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do. The Company competes in varying degrees with other publications sold at retailers as well as other forms of media concentrating on business news such as certain newspapers, magazines, radio and television programs and the Internet. Competition for advertising revenues is largely based upon circulation levels, readership, demographics, price and advertising results. Many of our competitors have substantially larger operating staffs, greater capital resources and greater revenues from their publications. In addition, the Company also faces competition from marketing and distribution services, such as full-service national distributors, wholesalers and publishers with their own marketing organizations. In this respect, we may be at a competitive disadvantage with such entities. If the Company's is unable to compete successfully in this highly competitive market, its future prospects of success may be harmed.

The loss of our senior management and failure to attract and retain qualified personnel in a competitive labor market could limit our ability to execute our growth strategy, resulting in a slower rate of growth: We depend on the continued service of our senior management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could limit our ability to execute our growth strategy resulting in a slower rate of growth.

General economic downturns in general may reduce our advertising revenue and would have a material adverse effect on the Company's business, operating results and financial condition: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Advertising revenues in particular are subject to the risks arising from adverse changes in domestic and global economic conditions. A decline in the level of business activity of our advertisers could have an adverse effect on our revenues and profit margins. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

Failure to successfully implement our business strategy, will adversely affect our business: Our future financial performance and success are dependent upon our ability to successfully implement our business strategy. We cannot assure you that we will be able to successfully implement our business strategy. In particular, we cannot assure you that we will be able to generate circulation of our publications or obtain advertising revenues. Furthermore, any growth through acquisitions and investments will be dependent upon identifying suitable acquisition or investment candidates and successfully consummating such transactions and integrating the acquired operations at reasonable costs. We may not successfully integrate any acquired businesses and may not achieve anticipated revenue and cost benefits. Such acquisitions and

investments may require additional funding which may be provided in the form of additional debt, equity financing or a combination thereof. We cannot assure you that any such additional financing will be available to us on acceptable terms or at all. Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, general economic conditions or increased operating costs or expenses. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

Our business may be adversely affected if the price of paper increases: Our operating income may be significantly affected by changes in the price of paper used in our publications. If paper prices increase in the future and we cannot pass these costs on to our customers, such increases may have a material adverse effect on our business.

Our future success depends partially on our ability to develop and offer new publications that satisfy the tastes of a specialized audience: To establish market acceptance of our publications, we must dedicate significant resources to research and editorial development, production and sales and marketing. Our development of successful proprietary publications generally will require significant time and investment, however, our efforts to introduce new publications may not gain acceptance and therefore may not be successful or profitable.

There can be no assurance that all or any of the shares will be purchased which could limit our ability to execute our growth strategy, resulting in a slower rate of growth: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company's capital requirements have been and will continue to be significant. Management plans to increase the Company's research, development and marketing efforts. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate

interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.01 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $ 0.005 per share.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 30,209,440 shares of Common Stock to be outstanding following this offering, 20,209,440 shares of Common Stock and 2,000,000 shares of Preferred Stock were issued to the Company's existing shareholder in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may nōt be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. As of this date, Mr. Aaron Chaze, President, Chief Operating Officer and Director, owns Ten Million (10,000,000) shares of common stock and One Million (1,000,000) shares of preferred stock of the Company. Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors of the Company is beneficial owner of Fifty Thousand (50,000) shares of common stock and One Million (1,000,000) preferred shares of the Company. Mr. Chaze and Mr. Amersey are each an "affiliate" and therefore subject to additional sales limitations pursuant to Rule 144.

Underwriters' if they participate in the market could significantly influence the price and liquidity of the common stock: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

We do not anticipate paying any dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market:: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations,

new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Our common stock may be subject to "penny stock" rules which may be detrimental to investors: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

The Company's future capital needs are uncertain. The Company may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

<u>Dilution</u>

As of March 31, 2007, the Company had a net pro forma net tangible book value of $ (653,315.00) or approximately ($0.72) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after March 31, 2007, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.01 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of

the Company as of March 31, 2007 would have been $(553,315.00), or $(0.05)per share. This represents an immediate increase in net tangible book value of $ 0.67 per share to existing stockholders and an immediate dilution in net tangible book value of $(0.05) per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share	$ 0.01
Pro forma net tangible book value per share as of March 31, 2007	$ (0.72)
Increase per share attributable to new investors	$ 0.67
Dilution per share to new investors	$ (0.05)

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $0.01 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 10,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $5,000,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected the Company may use portions of the

proceeds for other purposes. For example, if a new product is developed by a third party that is more economical to license rather than develop its own proprietary product, the Company may seek to obtain a license for such product rather than develop its own proprietary product.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital and launch of print edition in North America	$1,000,000	20%
Acquisitions	$3,500,000	70%
Marketing/Advertising/Promotion	$500,000	10%
Total Use of Proceeds*	$5,000,000	100.0%

1. Working Capital. The Company plans to initially launch a print edition in North America. It will need to hire staff, facilities and equipment. Working capital will support the administration and management of the research and publication of its newspaper and its family of newsletters in North America.

2. Acquisitions. The Company will seek to identify suitable acquisition or investment candidates and successfully consummate such transactions and integrating the acquired operations at reasonable costs.

3. Marketing/Advertising/Promotion. The Company anticipates hiring a marketing staff to enhance its marketing efforts and to increase brand awareness.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may vary substantially from these estimates. Furthermore, the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes.

Item 6 Description of Business

Midas Touch International Holdings Inc. ("Midas" or the "Company") formerly known as Midas Touch Global Media Corp., is a publishing company that seeks to publish original content through traditional media, a newspaper and a newsletter and through its Internet Web site(s) and aims to distribute them globally delivered to a subscriber base. The Company aims to provide alternative news content to a targeted audience of discerning readers in America and Canada (North America) i.e. financial readers in North America that would be intrigued with the opportunities in the key emerging economies of India, China, Brazil and Russia and would like to know how to capitalize on them.

Midas intends to sell these economies as the best investment destinations of the 21st century. The Company aims do this by utilizing both the print as well as the online medium in order to capture as much of the target audience as possible. Among these products are a bi-monthly newspaper/news magazine in print distributed in key cities in North America and a suite of investment newsletters with varying frequencies and a strong web presence.

Intellectual Property

Domain Names www.midastouchglobal.com

The Company spent approximately US $0 on research and development in the last fiscal year and expects to spend US $0 this year. The Company spent approximately 0% of its fiscal year 2006 revenues on research and development.

Sales

The Company is a development stage Company and therefore currently has no sales.

Staffing

As of March 31, 2007, the Company had 2 full time employees. The number of employees of the Company, as of March 31 2007, by category, is as follows:

Management	2

There are no collective bargaining agreements between the company and its employees. The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months

The Company anticipates that in the next 12 months it will need to increase its number of employees to between to the following level:

Administrative	2-4
Sales and Marketing	2-4
Editorial	2-4

Principal Location

The Company is a Nevada corporation with corporate headquarters at 300 Center Ave., Suite 202, Bay City, MI 48708.

Litigation

The Company is not a party to any material legal proceeding.

Business Strategy

The Company's primary objective is to establish its newspaper, news letter and Internet offerings as the leading emerging markets (with a special focus on India, China, Brazil and Russia) related alternative publishing company in the United States and Canada. The principal elements of the Company's business strategy are:

- Develop and expand the paid subscriber base of its weekly newspaper and news letter;
- Develop content to attract and retain readers; and
- Diversify into other media outlets through acquisitions;

Midas expects the publication to start generating advertising revenues from the year 2008 onwards. The obstacles to achieving that milestone will be the level of circulation and the leadership quality. These two points will have to be established before advertising picks up. If the level of circulation and the reader quality is not up to expectations, then the level of advertising could suffer.

The Company has not been profitable in the last year. Midas Touch Global Media incorporated in 2005 and is currently in the development phase. The Company expects to be profitable by the year 2008, once it has built up a circulation base of approximately 10,000 readers along with advertising revenues.

Event	Anticipated Date
Circulation of 10,000	2008
Advertising	2008

The Company expects to be profitable by the end of fourth quarter of the fiscal year of 2008.

Industry Overview

During the past decade there has been a proliferation of new media, enabled by new technologies. These technologies have revolutionized the publishing industry and the way the consumer receives information. Digital, satellite, internet, and other broadband communications changed how consumers choose and receive information through computers, PDA's and telephones as well as the more traditional print. As the barriers to entry have been removed, with anyone with a computer being able to operate a blog or Web site, traditional publishing enterprises are facing increasing competition. This has resulted in an increasing trend toward more demographically targeted editorial, feature and advertising content. Management believes that a discerning, educated readership is seeking timely, comprehensive and trustworthy news and information on India that is not currently provided by the traditional publishing industry.

The Company is seeking to fill a niche in the media world by developing original content to a targeted demographic in both traditional print media and the online media sectors.

Competition

For companies from emerging markets, advertising in local media overseas can be a very expensive proposition, e.g., ICICI Bank in Canada is spending millions of dollars trying to attract attention. Companies such as ICICI Bank want to establish themselves as a local brand, but in management's opinion a focused and targeted advertising could yield better results. As yet, a focused, reputable or serious platform does not exist. There are numerous publications that for example publish for investors in North America that would cover both the United States of America as well as Canada with some focus on emerging markets. In management's opinion most of these are more frivolous in nature, have little understanding of the key elements including the risk of investing in emerging market economies and at times lack a cohesive focus. There is little that would serve the strategic interests of investors. The company's family of published analytical products seeks to bridge this gap and provide comprehensive market intelligence, investment news and analytical views on the key emerging markets.

Midas' initial target audience are those investors that are currently investing in emerging markets as it is the market the Company best understands. But the idea is to spread to the broader base of investors who may not have had the chance to sample the investment opportunities in these economies: basically the company will function like financial missionaries spreading good investment ideas; from markets around the world. Not just news but analytical news and analyzed news. The Company will also carry attractive investment ideas from financial markets around the world going beyond the four key economies and try and come up with suggestions as to how these ideas can be acted upon. For example, the Company intends on carrying out technical analysis of world financial markets especially equity, commodities and currencies. This will be done on a real time basis on the Company's website with the pick of the lot published in the print editions.

The company will act as an information bridge even to the expatriate communities belonging to these key economies that are currently living in the United States and Canada, since there is not much focused information available to these groups on the countries from which they have

originally come and in which they would be keen to invest. In addition there is a need for companies coming from these economies that have a business and investor presence in North America. Communicating with their audience thus becomes an important need for these companies to address. The options that are available to these companies from emerging markets to talk to their investor base or the potential investor base is limited largely due to cost. The company proposes to offer these companies from the emerging markets a platform by which they can communicate with the investment world in North America. The advertising solutions that are proposed to be offered are extremely cost effective compared to the options available.

There is no serious competition for the Company. No other institution that we are aware of currently prints any serious investment newsletter aimed at the investor community in America and Canada focused on emerging markets.

Pricing

It is expected that initially the newsletter will carry minimal or no advertising and will be given away for free in order to build up circulation. We are currently in negotiations with several banks in order to distribute the product to their clientele. The company will depend on advertising for revenue as well as a limited subscription base. As of this filing, prices for advertising and a subscription price for the newsletter have not been determined.

Marketing

Midas proposes to start with a single printed edition in Toronto and New York and distribute to Vancouver and Montreal but eventually focus on building a multi-print edition in all centers with a substantial population from key emerging market nations within Canada, the United States and other countries.

Specialized marketing avenues are also being explored. Each of the big banks in Canada for example, have dedicated divisions catering to the Indian and south Asian communities. These banks will distribute the paper to their customers as a service. Ethnic cultural and economic organizations such as the Indo Canada Chamber of Commerce, Tamil Chamber of Commerce, The Zoroastrian Association of Canada, East Indian Professional Associations, etc., will also participate in the distribution of the paper.

The advertising targets of Midas are:
Financial services – banks/insurance/equity brokers and other intermediaries/mutual fund/private asset management/retail foreign exchange dealers
Automobile dealers
Premium accessories
Real Estate
Airlines/Travel agents
Hotels & Restaurants
Computer and consumer electronics companies
Home décor
Services and local businesses

The Company website will be wide spectrum carrying news & analyses of the Indian, Chinese, Brazilian, Russian, Canadian and U.S. markets, besides of currencies and commodities. Other emerging market economies will also be added over a period of time. The markets with most promise that will be covered are Mexico and Turkey.

Midas proposes to establish a network of contributors and editors globally with a 24 hour center in Mumbai so that the site can be updated on a 24/7 basis, especially with news breaks and timely market information, e.g., currency, commodity and derivative information as the far east and ANZ opens, moving to the Indian sub-continent, next the Middle East (including the Tel Aviv stock

exchange, with their concentration of great IT companies) going to Europe and North America. We would also like to cover the markets in South Africa given their concentration of Indian Businesses.

Item 7 Description of Property

The Company does not own any real estate.

The Company leases its principal office at 300 Center Ave., Suite 202, Bay City, MI 48708. The term of the lease is month to month (from October, 2005 to Current date). Lease payments are US$ 1,280.00 per month. The lease contains no renewal options. The Company has no plans to acquire any property in the immediate future.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 20,209,440 shares of Common Stock and 2,000,000 shares of Preferred Stock outstanding, implying a pre-offering enterprise valuation for the Company of $ 222,094.40 (22,209,440 x $0.01). The management believes that this is an appropriate price for the Offering.

Salaries of Officers: For the 2007 year, the Company's officers, receive the following accrued salaries: Mr. Aaron Chaze, President, Chief Operating Officer and Director, $5000 per month, $60,000 annually. Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors of the Company, $5000 per month, $60,000 annually.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of December 31, 2006:

Name	Positions with the Company	Age	Position Held Since
Aaron Chaze	President, Chief Operating Officer and Director	37	2005
Mr. Nitin Amersey	Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors	55	2005

Mr. Aaron Chaze, President, Chief Operating Officer and Director
300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

Mr. Aaron Chaze has served as the Company's Chief Operating Officer and President since 2006. Prior to joining the Company, Mr. Chaze [2003-2007] Mr. Chaze was Vice President and Head of Equity Markets for Credit Rating and Information Service Company of India Ltd. (February 2002 to September 2003), Equity Research and Content Consultant of Way2wealth Securities (September 2001 to February 2002), and Vice President of Kotak Securities (February 2000 to September 2001). He has a Bachelor of Commerce from the University of Bombay (1990).

Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors
300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

NITIN M. AMERSEY, age 55, has over thirty years of experience in international trade, marketing and corporate management. Mr. Amersey was elected as a director of Environmental Solutions Worldwide and has served as a member of the board since January 2003. Mr. Amersey was appointed interim Chairman of the Board in May 2004 and subsequently was appointed Chairman of the Board in December 2004. In addition to his service as a board member of Environmental Solutions Worldwide, Mr. Amersey has been Chairman of Scothalls Limited, a private trading firm since 1978. Mr. Amersey has also served as President of Circletex Corp., a financial consulting management firm since 2001 and has served as chairman of Midas Touch Global Media Corp from 2005 to the present. He is also currently a director of Hudson Engineering Industries Pvt. LTD. a private company domiciled in India. From 2003 to 2006 Mr. Amersey was Chairman of RMD Entertainment Group and also served during the same period as chairman of Wide E-Convergence Technology America Corp. Mr. Amersey has a Masters of Business Administration Degree from the University of Rochester, Rochester, N.Y. and a Bachelor of Science in Business from Miami University, Oxford, Ohio. He graduated from Miami University as a member of Phi Beta Kappa and Phi Kappa Phi. He is the sole member manager of Amersey Investment Holdings LLC a SEC Registered Investment Advisor. Mr. Amersey also holds a Certificate of Director Education from the NACD Corporate Director's Institute.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Aaron Chaze, Chief Operating Officer and President and Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company.

There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	**Capacities in which remuneration was received**	**Annual Aggregate remuneration**
Aaron Chaze	President, Chief Operating Officer and Director	$60,000
Mr. Nitin Amersey	Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors	$60,000

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common Stock	Aaron Chaze 3050 Orleans Road, #32 Mississauga, ON L5L 5P7, Canada	President, Chief Operating Officer and Director	10,000,000	49.487%
*Common Stock	Nitin Amersey 5 Appleshire Ct. Freeland, MI 48623	Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors	50,000	.25%
Common Stock	Triad Trading Corporation Cond Los Faroles 50 Metros Arr Desamparados, SA	Shareholder	9,950,000	49.232%
Common Stock	All directors and executive officers as a group (2 persons)		20,000,000	98.96%

* Beneficial Owner

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were Twenty Million Two Hundred Nine Thousand Four Hundred Forty shares of Common Stock outstanding that were held of record. There will be a maximum of Thirty Million Two Hundred Nine Thousand Four Hundred Forty shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

A maximum of 10,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $5,000,000 will be received from the offering. The insiders will hold Twenty Million shares of Common Stock and Two Million shares of Preferred Stock. This means that about 37.91% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock Bay City Transfer Agency and Registrar located at 300 Center Ave., Suite 202B, Bay City, MI 48708 and its telephone number is: 989 891-9720.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately Thirty Million Two Hundred Fifteen Thousand Four Hundred Forty shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining shares of Common Stock may be deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 302,154 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future

performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

Midas Touch International Holdings Inc. ("Midas" or the "Company") formerly known as Midas Touch Global Media Corp., is a publishing company that seeks to publish a newspaper and a newsletter and aims to distribute them globally. The Company is targeting the discerning reader in America and Canada (North America) both within the Indian expatriate community but also among the masses of financial readers in North America that would be intrigued with the opportunities in India and would like to know how to capitalize on them.

Midas intends to sell India as the best investment destination of the 21st century. The Company aims do this by utilizing both the print as well as the online medium in order to capture as much of the target audience as possible. Among these products are a bi-monthly newspaper/news magazine in print distributed in key cities in North America and a suite of investment newsletters with varying frequencies and a strong web presence.

Selected Financial Data

For the Period July 1, 2004 (Inception) to June 30, 2006

RESULTS OF OPERATIONS:	June 30, 2006
Total revenues	$ 0
Net loss	$ 141,822
Net loss attributable to common stockholders	$ (141,822)
Basic and fully diluted loss per common share	$ (0.00137)
Weighted average common shares outstanding	103,194,000

Fiscal Quarter ended March 31, 2007

RESULTS OF OPERATIONS:	March 31, 2007
Total revenues	$ 0
Net loss	$ 33,912
Net loss attributable to common stockholders	$ (33,912)
Basic and fully diluted loss per common share	$ (0.04)
Weighted average common shares outstanding	911,940

SUBSEQUENT EVENTS

N/A

Part III **Exhibits**

Exhibits

Item 1. **Index to Exhibits**

No.	Exhibit	Page.
2	Articles of Incorporation of the Company	
2	By-Laws of the Company	
2	Articles of Conversion of the Company	
2	Certificate of Change of the Company	
2	Certificate of Amendment of the Company	
11	Opinion of Cohen & Czarnik, LLP	

Item 2. **Description of Exhibits**

(2) Charter and By-laws:

(11) Opinion Re: Legality

SUBSEQUENT EVENTS

N/A

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 12 day of June, 2007.

MIDAS TOUCH INTERNATIONAL HOLDINGS INC.

____

Aaron Chaze, President & CEO

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Mr. Aaron Chaze, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE

____

Aaron Chaze, President & CEO

____

Nitin Amersey, Chairman & Director

Midas Touch Global Media Corp.
(A Development Stage Company)

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE PERIOD JULY 1, 2004 (INCEPTION) TO JUNE 30, 2006

TABLE OF CONTENTS

CERTIFICATION

I, Aaron Chaze hereby certify that I have prepared the accompanying unaudited financial statements and notes hereto, and that these financial statements and accompanying notes present fairly, in all material respects, the financial position of the issuer and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States, consistently applied.

Aaron Chaze

Midas Touch Global Media Corp.
(A Development Stage Company)
BALANCE SHEET
(UNAUDITED)
FOR THE PERIOD JULY 1, 2004 (INCEPTION) TO JUNE 30, 2006

	June 30,2006	June 30,2005
ASSETS		
CURRENT ASSETS		
Cash	$ 76	$ 101
Accounts Receivables	30,000	30,000
Total Current Assets	30076	30,101
FIXED ASSETS		
Computer equipment	1,213	0
Less- accumulated depreciation	(290)	0
Computer equipment-net	924	0
Total Fixed Assets	924	0
Total Assets	$ 31,000	$ 30,101
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 165,474	$ 91
Loans Payable	372,576	372,576
Total Current Liabilities	538,050	372,667
Total Current Liabilities	$ 538,050	$ 372,667
STOCKHOLDERS' EQUITY		
Common Stock no par value; unlimited shares authorized, 103,194,000 shares issued and outstanding.	112,500	$ 105,300
Foreign Currency adjustment	(29,862)	0
Accumulated Deficit	(589,688)	(447,866)
Total Stockholders' Equity	(507,050)	(342,566)
Total Liabilities and Stockholders' Equity	$ 31,000	$ 30,101

The accompanying notes are an integral part of these in-house unaudited financial statements

Initials

Midas Touch Global Media Corp.
(A Development Stage Company)
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
(UNAUDITED)
FOR THE PERIOD JULY 1, 2004 (INCEPTION) TO JUNE 30, 2006

REVENUES		
Interest Income	$	0
	$	0
OPERATING EXPENSES		
Administrative Expenses	$	137,929
Professional Fees		2,799
Printing & Reproduction		1,094
Total Operating Expenses	$	141,822
OPERATING LOSS	$	141,822
NET LOSS	$	(141,822)

The accompanying notes are an integral part of these in-house unaudited financial statements

Initials

Midas Touch Global Media Corp.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)
FOR THE PERIOD JULY 1, 2004 (INCEPTION) TO JUNE 30, 2006

	Common Stock		Foreign Currency	Accumulated	
	Shares	Value	Adjustment	Deficit	Total
Shares Issued for Services Rendered	73,100,000 $	73,100 $	0 $	0 $	73,100
Shares Issued for Cash	30,020,000	32,200	0	0	32,200
Net Loss	0	0	0	(447,866)	(447,866)
Balance at June 30,2005	103,120,000 $	105,300 $	0 $	(447,866) $	(342,566)
Shares issued for Cash	74,000	7,200	0	0	7,200
Foreign Currency adjustment	0	0	(29,862)	0	(29,862)
Net Loss	0	0	0	(141,822)	(141,822)
Balance at June 30,2006	103,194,000 $	112,500 $	(29,862) $	(589,688) $	(507,050)

The accompanying notes are an integral part of these in-house unaudited financial statements

Initials

Midas Touch Global Media Corp.
(A Development Stage Company)
STATEMENT OF CASH FLOW
(UNAUDITED)
FOR THE PERIOD JULY 1, 2004 (INCEPTION) TO JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(141,822)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		
Changes in assets and liabilities		
Current Liabilities		165,382
Net Cash used in operating activities	$	23,560
CASH FLOWS FROM INVESTING ACTIVITIES		
Computer Equipment		(1,213)
Depreciation		290
Foreign Exchange		(29,862)
Net Cash provided by investing activities		(30,785)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stocks Issued for Cash		7,200
Net Cash provided by financing activities		7,200
Net increase in cash		(25)
Cash at the beginning of year		101
Cash at the end of year	$	76
Supplemental Cash Flow Information:		
Taxes paid and interest paid during period	$	0

The accompanying notes are an integral part of these in-house unaudited financial statements

Initials

Midas Touch Global Media Corp.

(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

The company was formally incorporated in Canada under the Canada Business Corporations Act on January 19, 2005 and is in the development stage.

On January 19, 2005 Aaron Chaze was elected President and Nitin Amersey Secretary.

On May 1, 2005 Nitin Amersey resigned as secretary and Nickie Ross was elected as the new secretary.

On August 29, 2005 the company was re-domiciled as a Nevada Corporation. Nickie Ross resigned as Secretary and Nitin Amersey was re-elected as Secretary.

Midas Touch Global Media Corp. is an analytic, investment advisory and financial publishing company catering to the investment information needs of institutional investors and high net worth individuals.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, it has sustained continued operating losses and lacks sources of revenue, which creates uncertainty about the Company's ability to continue operations as a going concern.

The Company's ability to continue operations as a going concern and to realize its assets and to discharge its liabilities is dependent upon obtaining financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations. It expects to raise capital in order for it to continue operations.

Management believes that the current business plan if successfully implemented may provide the opportunity for the Company to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The policy of the Company is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is June 30.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles and generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Initials

Midas Touch Global Media Corp.

(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES cont.

Income Taxes

Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities.

Revenue
The Company is in the process of developing and implementing accrual based revenue recognition policies.

NOTE 3 – STOCKHOLDERS/ EQUITY

The Company is authorized to issue a maximum of 500,000,000 shares of Common stock, no par value.

On April 11, 2005, the Company issued 2,750,000 shares of $.001 par value common stock under Regulation D, Rule 504 of the Securities Act of 1933, for legal services and 30,020,000 shares under Regulation D, Rule 504 of the Securities Act of 1933 for cash.

During the months of April and May 2005 the Company issued 70,350,000 shares of $.001 par value common stock under Rule 144, for consulting services.

During the months of July and August 2005, there were 74,000 shares issued for cash.

On June 30, 2006 there were 103,194,000 shares outstanding and on June 30, 2005 there were 103,120,000 shares outstanding.

NOTE 4 – GOING CONCERN

The Company's financial statements are prepared-using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Company has not commenced its planned principal operations, the Company intends to raise sufficient capital needed to continue operating until its planned principal operations commence. These reasons raise substantial doubt about the company's ability to continue as a going concern.

President's Signature *Date*

Initials

Midas Touch Global Media Corp.
(A Development Stage Company)

FINANCIAL STATEMENTS

(UNAUDITED)

Midas Touch International Holdings Inc.
(Formerly Known As Midas Touch Global Media Corp.)
(A Development Stage Company)

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE PERIOD JULY 1, 2004 (INCEPTION) TO MARCH 31, 2007

TABLE OF CONTENTS

CERTIFICATION

I, Aaron Chaze hereby certify that I have prepared the accompanying unaudited financial statements and notes hereto, and that these financial statements and accompanying notes present fairly, in all material respects, the financial position of the issuer and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States, consistently applied.

Aaron Chaze

Midas Touch International Holdings Inc.
(Formerly Known as Midas Touch Global Media Corp.)
(A Development Stage Company)
BALANCE SHEET
(UNAUDITED)
March 31, 2007

	March 31, 2007	June 30,2006
ASSETS		
CURRENT ASSETS		
Cash	$ 26	$ 76
Accounts Receivables	18,000	30,000
Total Current Assets	18,026	30,076
FIXED ASSETS		
Computer equipment	1,176	1,213
Less- accumulated depreciation	(464)	(290)
Computer equipment-net	712	924
Total Fixed Assets	712	924
Total Assets	$ 18,738	$ 31,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 300,196	$ 165,474
Loans Payable	371,857	372,576
Total Current Liabilities	672,053	538,050
Total Current Liabilities	672,053	538,050
STOCKHOLDERS' EQUITY		
Common Stock no par value; 500,000,000 shares authorized 911,940 shares issued and outstanding.	100,500	112,500
Foreign Currency adjustment	(28,929)	(29,862)
Accumulated Deficit	(724,884)	(589,688)
Total Stockholders' Equity	(653,314)	(507,050)
Total Liabilities and Stockholders' Equity	$ 18,738	$ 31,000

Initials

The accompanying notes are an integral part of these in-house unaudited financial statements

Midas Touch International Holdings Inc.
(Formerly Known as Midas Touch Global Media Corp.)
(A Development Stage Company)
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
(UNAUDITED)
FOR THE PERIOD JANUARY 1, 2007 TO MARCH 31, 2007

REVENUES		
Interest Income	$	-
	$	-
OPERATING EXPENSES		
Administrative Expenses	$	33,912
Professional Fees		
Total Operating Expenses	$	33,912
OPERATING LOSS	$	33,912
NET LOSS	$	(33,912)
LOSS PER SHARE		
Basic and diluted		(0.04)
WEIGHTED AVERAGE SHARES OUTSTANDING		
Basic and diluted		911,940

Initials

The accompanying notes are an integral part of these in-house unaudited financial statements

Midas Touch International Holdings Inc.Global Media Corp.
(Formerly Known as Midas Touch Global Media Corp.)
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)
FOR THE PERIOD JULY 1, 2005 TO MARCH 31, 2007

	Common Stock		Foreign Currency	Accumulated	
	Shares	Value	Adjustment	Deficit	Total
Shares Issued for Services Rendered	73,100,000	$ 73,100	$ -	$ -	$ 73,100
Shares Issued for Cash	30,020,000	32,200	-	-	32,200
Net Loss	-	-	-	(447,866)	(447,866)
Balance at June 30, 2005	103,120,000	$ 105,300	$ -	$ (447,866)	$ (342,566)
Shares issued for Cash	74,000	7,200	-	-	7,200
Foreign Currency adjustment	-	-	(29,862)	-	(29,862)
Net Loss	-	-	-	(141,822)	(141,822)
Balance at June 30, 2006	103,194,000	$ 112,500	$ (29,862)	$ (589,688)	$ (507,050)
Foreign Currency adjustment	-	-	(118)	-	(118)
Net Loss	-	-	-	(42,074)	(42,074)
Balance at September 30,2006	103,194,000	$ 112,500	$ (29,980)	$ (631,762)	$ (549,242)
October stock split: 100 to 1	1,031,940	-	-	-	-
Forerign Currency adjustment	-	-	1,514	-	1,514
Net Loss	-	-	-	(59,210)	(59,210)
Balance December 31, 2006	1,031,940	$ 112,500	$ (28,466)	$ (690,972)	$ (606,939)
Shares returned to Treasury	120,000	(12,000)	-	-	(12,000)
Foreign Currency adjustment	-	-	(463)	-	(463)
Net Loss	-	-	-	(33,912)	(33,912)
Balance at March 31, 2007	911,940	$ 100,500	$ (28,929)	$ (724,884)	$ (653,314)

Initials

The accompanying notes are an integral part of these in-house unaudited financial statements

Midas Touch International Holdings Inc.
(Formerly Known as Midas Touch Global Media Corp.)
(A Development Stage Company)
STATEMENT OF CASH FLOW
(UNAUDITED)
FOR THE PERIOD JANUARY 1, 2007 TO MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(33,912)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities		
Accounts Receivable		12,000
Current Liabilities		33,895
Net Cash used in operating activities	$	11,982
CASH FLOWS FROM INVESTING ACTIVITIES		
Depreciation		57
Common Stock		(12,000)
Foreign Exchange		(54)
Net Cash provided by investing activities		(11,997)
Net decrease in cash		(15)
Cash at the beginning of period		41
Cash at the end of period	$	26
Supplemental Cash Flow Information:		
Taxes paid and interest paid during period	$	-

Initials

The accompanying notes are an integral part of these in-house unaudited financial statements

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

The company was formally incorporated in Canada under the Canada Business Corporations Act on January 19, 2005 and is in the development stage.

On January 19, 2005 Aaron Chaze was elected President and Nitin Amersey Secretary.

On May 1, 2005 Nitin Amersey resigned as secretary and Nickie Ross was elected as the new secretary.

On August 29, 2005 the company was re-domiciled as a Nevada Corporation. Nickie Ross resigned as Secretary and Nitin Amersey was re-elected as Secretary.
Midas Touch Global Media Corp. is an analytic, investment advisory and financial publishing company catering to the investment information needs of institutional investors and high net worth individuals.

On November 3, 2006, Midas Touch Global Media Corp., completed a name change to Midas Touch International Holdings Inc.
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, it has sustained continued operating losses and lacks sources of revenue, which creates uncertainty about the Company's ability to continue operations as a going concern.

The Company's ability to continue operations as a going concern and to realize its assets and to discharge its liabilities is dependent upon obtaining financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations. It expects to raise capital in order for it to continue operations.

Management believes that the current business plan if successfully implemented may provide the opportunity for the Company to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The policy of the Company is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is June 30.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles and generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Initials

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES continued

Loss Per Share

Loss per share at March 31, 2007 was ($0.04) based on an average of 911,940 shares outstanding.

Income Taxes

Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities.

Revenue

The Company is in the process of developing and implementing accrual based revenue recognition policies.

NOTE 3 – STOCKHOLDERS' EQUITY

The Company is authorized to issue a maximum of 500,000,000 shares of common stock, no par value.

On April 11, 2005, the Company issued 2,750,000 shares of $.001 par value common stock under Regulation D, Rule 504 of the Securities Act of 1933, for legal services and 30,020,000 shares under Regulation D, Rule 504 of the Securities Act of 1933 for cash.

During the months of April and May 2005 the Company issued 70,350,000 shares of $.001 par value common stock under Rule 144, for consulting services.

During the months of July and August 2005, there were 74,000 shares issued for cash.

On June 30, 2006 there were 103,194,000 shares issued and outstanding.

On September 30, 2006 there were 103,194,000 shares issued and outstanding.

On December 31, 2006, there were 1,031,940 shares issued and outstanding.

On February 2, 2007, 1,200,000 shares previously issued on November 2005 for cash, were returned to treasury. The shares were valued at $ 12,000 and were originally reported as an accounts receivable.

On March 31, 2007 there were 911,940 shares issued and outstanding.

Initials

NOTE 4 – GOING CONCERN

The Company's financial statements are prepared-using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Company has not commenced its planned principal operations, the Company intends to raise sufficient capital needed to continue operating until its planned principal operations commence. These reasons raise substantial doubt about the company's ability to continue as a going concern.

NOTE 5 – SUBSEQUENT EVENT

During the month of April 2007, a total of 302,500 common shares previously issued for consulting services were returned to treasury. These shares were valued at $ 32,500 and consulting fees were credited and common stock debited.

Also, during the month of April 2007, a total of 19,600,000 common shares and 2,000,000 preferred shares were issued to individuals with Accounts Payable balances of $ 210,835 at December 31, 2006. Accounts Payable was debited, common and preferred stocks were credited. These shares had a par value of $ 0.001.

On May 31, 2007 there were 20,209,440 common shares and 2,000,000 preferred shares issued and outstanding.

_________________________	_________________________
President's Signature	*Date*

Initials

Exhibit 1

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Entity #
E0572962005-4
Document Number:
20050356371-32
Date Filed:
8/29/2005 12:10:59 PM
In the office of
Dean Heller
Secretary of State

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	Midas Touch Global Media Corp.
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	The Corporation Trust Company of Nevada Name 6100 Neil Road, Suite 500 — Reno — NEVADA 89511 Street Address — City — Zip Code Optional Mailing Address — City — State — Zip Code
3. **Shares:** (number of shares corporation authorized to issue)	Number of shares with par value: 500,000,000 Par value: $ 0.001 Number of shares without par value: 0
4. **Names & Addresses, of Board of Directors/Trustees:** (attach additional page there is more than 3 directors/trustees)	1. Aaron Chaze Name 300 Center Avenue, Suite 202 — Bay City — Michigan — 48708 Street Address — City — State — Zip Code 2. Nitin Amersey Name 300 Center Avenue, Suite 202 — Bay City — Michigan — 48708 Street Address — City — State — Zip Code 3. Name Street Address — City — State — Zip Code
5. **Purpose:** (optional-see instructions)	The purpose of this Corporation shall be: The purposes for which the corporation is organized are to engage primarily in any type of business investment or
6. **Names, Address and Signature of Incorporator.** (attach additional page there is more than 1 incorporator)	Mark A. Robertson — [signature] Name — Signature 3033 N.W. 63rd Street, Suite 200 — Oklahoma City — Oklahoma — 73116 Address — City — State — Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Article 3 continued . . .

3. The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.001 per share and having a total stated capital of $500,000.00, of which 450,000,000 shares will be common stock of a par value of $0.001 each, and of which 50,000,000 shares shall be preferred stock with a par value of $0.001 each.

The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors,

Article 5 continued . . .

5. other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.

Exhibit 2

BY-LAWS
OF
Midas Touch International Holdings Inc.

a Nevada Corporation

ARTICLE I
OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation is hereby fixed and located at:

300 Center Avenue, Suite 202
Bay City, Michigan 48708

The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said state. Any such change shall be noted in the by-laws by the Secretary, opposite this section, or this section may be amended to state the new location.

Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be held on such date not less than sixty (60) nor more than three hundred sixty (360) days after the end of the corporation's last preceding fiscal year, as the Board of Directors shall prescribe; provided, that if in any such year the annual meeting shall not have been held within such period, then it shall be held at 10:00 a.m. on the first Tuesday in the second month after the end of the three hundred sixty (360) day period; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated. All such notices shall be sent to each shareholder entitled thereto not less than thirty (30) nor more than sixty (60) days before each annual meeting.

Section 3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by any Director, or by resolution of the Board of Directors, or by one or more shareholders holding not less than ten percent (10%) of the issued and outstanding voting shares of the corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of shareholders. Notices or any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 4. List of Shareholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 5. Quorum. The holders of one-third (1/3) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. Voting. At each meeting of shareholders each shareholder entitled to vote shall vote in person or by proxy and he shall have one (1) vote for each share standing registered in his name at the closing of the transfer books for such meeting, or the record date fixed for such meeting by the Board of Directors, as the case may be, or standing registered in his name at the

time of such meeting if neither a date for the closing of the transfer books nor a record date for such meeting has been fixed by the Board of Directors.

Section 7. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Action Without Meeting. Any action which, under any provisions of the laws of the State of Nevada or under the provisions of the Certificate of Incorporation or under these by-laws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting for such purpose, and such record or memorandum be filed with the Secretary of the corporation and made a part of the corporate records.

Section 9. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the corporation at or prior to the meeting. The termination of a proxy's authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date.

ARTICLE III
DIRECTORS

Section 1. Powers. Subject to limitations of the Certificate of Incorporation, of the by-laws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the by-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors.

Section 2. Number, Election and Term of Office. The number of directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9) and subsequently, such number as may fixed from time to time by the Board of Directors. The directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected. In the absence of a shareholders meeting, the current board may appoint a director or directors until their respective successors are elected by a meeting of the shareholders.

Section 3. Vacancies. Vacancies as well as authorized but unfilled board positions on the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

Section 4. Removal. Except as otherwise provided in the Certificate of Incorporation, By-Laws or by statute, the entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding a majority of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders. A director may be removed by a majority of the directors then in office, but such removal shall be confirmed by a vote of a shareholders holding a majority of the outstanding shares entitles to vote at any annual or special meeting of shareholders.

Section 5. Place of Meetings. Regular meetings of Board of Directors shall be held at any place within or without the State of Nevada as may be designated from time to time by resolution of the Board of Directors or by the written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

Section 6. Regular Meetings. A regular annual meetings of the Board of Directors for the purpose of election of officers of the corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholder's meeting and no notice of such meeting to the elected directors shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President or, if he is absent or unable to act, by any Vice President or by any two upon three (3) days written notice. No business shall be considered at any special meeting other than the purposes stated in the notice given to each director of the meeting, except upon the unanimous consent of all directors. A special meeting may be called with less than three (3) days written notice upon the unanimous consent of all Directors.

Section 8. Waiver of Notice. Any action taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a director does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 9. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation of the corporation or by these by-laws.

Section 10. Fees and Compensation. The Board of Directors may from time to time fix the compensation of directors for their services in that capacity. The compensation of a director may consist of an annual fee or a fee for attendance at each regular or special meeting of the Board or any meeting of any committee of the Board of which such director is a member or a combination of fees of both types; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may also provide for the reimbursement to any director of expenses incurred in attending any meeting of the Board or any committee of the Board of which he is a member.

Section 11. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a majority of the members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the corporation and made a part of the corporate records.

Section 12. Participation in Meetings by Telephone. Any one or more members of the Board of Directors or of any committee of the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV
EXECUTIVE COMMITTEE

Section 1. Election. At the annual meeting, or any special meeting of the Board of Directors, the Board may if it deems necessary, acting by resolution adopted by a majority of the number of directors fixed by these by-laws, elect from their own members an Executive Committee composed of three or more voting members.

Section 2. Duties. The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the by-laws and where action of the Board of Directors is required by law. It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

Section 3. Meetings. The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the President. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice

to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

Section 4. Quorum and Voting. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 5. Waiver of Notice. Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

Section 6. Removal. The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

Section 7. Vacancies. The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

Section 8. Action Without Meeting. Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by a majority of the members of the Executive Committee.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article IV hereof, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2. Procedural Rules. Each committee shall comply with the same procedural rules set forth in Sections 3 through 8, both inclusive, of Article IV that are applicable to the Executive Committee.

ARTICLE VI
OFFICERS

Section 1. Officers and Qualifications. The officers of the corporation shall be a President, a Secretary, a Treasurer and such other officers as the Board of Directors may deem necessary or advisable, including but not limited to a Chairman of the Board, a Vice Chairman of the Board, an Executive Vice President, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions Section 3 or Section 5 of this Article. One person may hold two or more offices.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the by-laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the by-laws for regular appointments to such office.

Section 6. Duties of Officers. The duties and powers of the officers of the corporation shall be as follows, and as shall hereafter be set by resolution of the Board of Directors:

Chairman of the Board. The Chairman of the Board shall have full voting rights and upon a tie vote, shall have the breaking casting vote on all matters and shall, if present, preside at all meetings of the Board of Directors and its committees and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the by-laws. The President, in addition to reporting to the Board of Directors, shall report to the Chairman as deemed appropriate by the Board of Directors. The Chairman of the Board shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation.

President. Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman of the Board, the President shall be the Chief Operating Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision of the business of the corporation.

Vice President. In the absence or disability of the President and also the Chairman, the Vice Presidents in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the by-laws. The Board of Directors may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

Secretary. The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the by-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the by-laws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus

and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the by-laws.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

Section 7. Delegation of Duties. In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

ARTICLE VII
SHARES OF STOCK

Section 1. Certificates of Stock. A certificate or certificates shares of capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the corporation standing on the books in his name. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and Secretary or by a facsimile of the signature of the President and a written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the corporation before such certificate delivered by the corporation, such certificate shall be as valid as though signed by a duly elected, qualified and authorized officer, if it be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered and sealed with the seal of the corporation. Such seal may be a facsimile, engraved or imprinted.

Section 2. Record of Shareholders; Transfer of Shares. There shall be kept at the registered office of the corporation a record containing the names and addresses of all shareholders of the corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the corporation shall keep at its registered office a statement containing the name and post office address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined by the Board. Transfers of stock of the corporation shall be made on the books of the corporation only upon authorization by the registered holder thereof or by his attorney lawfully

constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed proof of authenticity of the signatures as the corporation or its transfer agents may reasonably require.

Section 3. Fixing Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Registered Shareholders. The corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 5. Lost Certificates. Except as hereinafter in this section provided, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the corporation reasonably satisfactory to it, as the Board shall determine.

Section 6. Regulations; Appointment of Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfers, or both, and may require all certificates of stock to bear the signature of either or both.

Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

Section 8. Securities. Any security of the corporation, which is issued to any person without an effective registration under the Securities Act of 1933, as amended, or the Blue Sky laws of any state having jurisdiction, shall not be transferable, or be the subject of any offer, sale, pledge, assign or transfer until the corporation has been furnished with the opinion of owner's counsel satisfactory to counsel for the Corporation that such offer, sale, pledge, assign or transfer does not involve a violation of the Securities Act of 1933, as amended, or the applicable Blue

sky laws of any state having jurisdiction. The certificate representing any restricted securities shall bear substantially the following legend:

> **"The securities represented by this certificate are not registered under the Securities Act of 1933, as amended (the "Act"), or the Blue Sky laws of any state, and these shares may not be offered, sold, transferred, pledged or assigned in the absence of an effective registration under the Act or an opinion of owner's counsel satisfactory counsel for the issuer the such offer, sale, transfer, assign, or pledge does not involve a violation of the Act, or the Blue Sky laws of any state having jurisdiction."**

Section 9. Fractional Shares. The corporation shall not be required to issue certificates representing any fraction or fractions of a share or shares of any class, but may issue in lieu thereof, one or more script certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect to one share. Such script certificates, upon presentation together with similar script certificates representing in the aggregate an interest in respect of one or more full shares, shall entitle the holder thereof to receive one or more full shares of the class and series, if any, specified in such script certificate.

Unless otherwise provided by the terms of the script certificate, each script certificate shall entitle the holder thereof to receive dividends, to participate in the distribution of corporate assets in the event of the corporation's liquidation, and to vote the fractional shares in person or by proxy.

ARTICLE VIII
MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year unless otherwise determined by the Board.

Section 2. Seal. The corporate seal shall be a device containing the name of the corporation, the year, and the words "Corporate Seal, Nevada."

Section 3. Annual Report. An Annual Report may be furnished to the shareholders at the request of the directors but same shall not be required.

Section 4. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the by-laws as amended certified by the Secretary, and minute of proceedings of the shareholders and directors and of the Executive Committee and other committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the President, Secretary or Assistant Secretary of the corporation.

Section 5. Dividends. Dividends upon the shares of the capital stock of the corporation may be declared and paid, when earned, to the extent permitted by the laws of the State of Nevada by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.

ARTICLE IX
NOTICES

Section 1. Form of Notices. Whenever, under the provisions of these by-laws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the corporation, or, in default of other address, to such director, officer or shareholder at the general post office in the city where the corporation's principal office for the transaction of business is located, and such notice be deemed to be given at the time when the same shall be thus mailed.

Section 2. Waiver of Notice. Any shareholder, director or officer may waive any notice required to be given under these by-laws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

ARTICLE X
AMENDMENTS

Section 1. Who May Amend. These by-laws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any by-laws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Officers, Directors, Employees and Agents of the Corporation. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes.

Section 2. Nonexclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office,

and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

Section 4. Constituent Corporation. For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

Exhibit 3

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

August 30, 2005

Job Number: C20050829-2372
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20050356332-69	Convert In	2 Pages/1 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0572962005-4
Document Number:
20050356332-69

Date Filed:
8/29/2005 12:10:59 PM
In the office of

Dean Heller
Secretary of State

Articles of Conversion
(PURSUANT TO NRS 92A.205)
Page 1

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion
(Pursuant to NRS 92A.205)
SUBMIT IN DUPLICATE

1. Name and jurisdiction of organization of constituent entity and resulting entity:

Midas Touch Global Media Corp.
Name of constituent entity

Canada
Jurisdiction

c
Entity type *

and,

Midas Touch Global Media Corp.
Name of resulting entity

Nevada
Jurisdiction

corporation
Entity type *

2. A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.

3. Location of plan of conversion: (check one)

☐ The entire plan of conversion is attached to these articles.

☒ The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity.

☐ The complete executed plan of conversion for the resulting domestic limited *partnership* is on file at the records office required by NRS 88.330.

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.

This form must be accompanied by appropriate fees. See attached fee schedule.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Conversion
(PURSUANT TO NRS 92A.205)

Page 2

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

4. Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the resulting entity in the conversion):

Attn: N/A

c/o:

5. Effective date of conversion (optional) (not to exceed 90 days after the articles are filed pursuant to NRS 92A.240) * : upon filing

6. Signatures - must be signed by:

1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or all the members if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a.: general partnership governed by NRS chapter 87).
2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it.

Midas Touch Global Media Corp.
Name of constituent entity

[signature]	President	8/29/05
Signature	Title	Date

* Pursuant to NRS 92A.205(4) if the conversion takes effect on a later date specified in the articles of conversion pursuant to NRS 92A.240, the constituent document filed with the Secretary of State pursuant to paragraph (b) subsection 1 must state the name and the jurisdiction of the constituent entity and that the existence of the resulting entity does not begin until the later date. **This statement must be included within the resulting entity's' articles.**

Filing Fee $350.00

This form must be accompanied by appropriate fees. See attached fee schedule.

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

(CONVERSION)

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **MIDAS TOUCH GLOBAL MEDIA CORP.** did on August 29, 2005 file in this office the Convert In and Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, on August 30, 2005.

DEAN HELLER
Secretary of State

By

Certification Clerk

Exhibit 4

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Change Pursuant to NRS 78.209

Entity #
E0572962005-4
Document Number:
20060693366-21

Date Filed:
10/30/2006 12:45:00 PM
In the office of
Dean Heller
Secretary of State

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209 For Nevada Profit Corporations

1. Name of corporation: Midas Touch Global Media Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.207 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 500,000,000 shares at a par value of $0.001 of which 450,000,000 are Class A common shares and 50,000,000 are preferred.

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 500,000,000 shares at a par value of $0.001 of which 450,000,000 are Class A common shares and 50,000,000 are preferred.

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: 103,194,000 shares will be affected by this 100:1 reverse split. 1,031,940 shares issued after this split.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: Fractional shares are to be rounded up to the nearest whole number.

7. Effective date of filing (optional): Upon receipt
(must not be later than 90 days after the certificate is filed)

8. Officer Signature: [signature] Chairman
Signature Title

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Exhibit 5

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # E0572962005-4
Document Number: 20060713586-28
Date Filed: 11/3/2006 1:45:02 PM
In the office of
Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Midas Touch Global Media Corp.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1 Currently Reads - The name of the Corporation is Midas Touch Global Media Corp.

Article 1 Shall Read - The name of the Corporation is Midas Touch International Holdings Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: A majority*

4. Effective date of filing (optional): Upon receipt
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Exhibit 6

COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005

June 11, 2007

Midas Touch International Holdings, Inc.
300 Center Ave., Suite 202, Bay City, MI 48708
Attention: Aaron Chaze, President and CEO

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to Midas Touch International Holdings, Inc. (the "Company") in connection with a registration statement on Form 1-A, (the "Registration Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 10,000,000 shares of common stock, par value $0.001 per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, the State of Nevada including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws, and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,

Cohen & Czarnik LLP

Cohen & Czarnik LLP

END